March 12, 2009

Mr. John Cannarella
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010

Re:           World Ventures Inc. (“Company”)
Form 20F for the Fiscal Year Ended October 31, 2007
Filed May 6, 2008
File No. 333-123465

Dear Sir:

Thank you for your comments dated September 25, 2008, in connection with our filing on Form 20-F for the period ended October 31, 2007 that was filed with the Commission on May 6, 2008.

We enclose herewith two copies of our amended Form 20-F/A for the period ended October 31, 2007 with two redlined copies for your reference. We have also filed this response letter and the amended filing with the Commission electronically.

The following are our detailed responses to your comments.

Form 20-F for the Fiscal Year Ending October 31, 2007

Risk Factors, page 10

1.
“Please add a risk factor that addresses that fact that the probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and funds spent on exploration may not find any reserves. Please make it clear to investors that even if you complete your current exploration programs and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit.”

Response:

We have expanded our discussion of the noted risk factor to the section titled Risk Factors subtitled Exploration Development in response to your comment as follows:

102 Piper Crescent *  Nanaimo, B.C.  *  V9T-3G3  *  Phone: 250-756-0291  *  Fax: 250-756-0298

“D.           Risk Factors

World Ventures Inc. is an Exploration Stage Company

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations including, without limitations as follows:

•
Exploration Development – mineral exploration involves a high degree of risk and few properties result in successful production. Even when a prospect is discovered and designated, the probability of an individual prospect ever having proven reserves is extremely remote.  In all probability the properties described herein may not contain any reserves and funds spent on exploration may not find any reserves.  Even if the Company completes anticipated exploration programs and is successful in identifying a mineral deposit, substantial additional funds will need to be expended on further drilling and engineering studies before it can be ascertained whether there is a commercially viable mineral deposit on the property;

•
Operating Risk  – all properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;

•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company; and

•	Competition– the mining industry is an intensely competitive industry, and the Company competes with numerous companies that have great financial resources and technical facilities available.”

Business Overview, page 13

2.
“We note you are not operating your processing mill at this time.  Please briefly describe your milling operations and disclose your ownership, mill location, processing methods, and operational readiness and/or status.  Does you mill have value or has the value been amortized or written down.”

Response:

We have revised the first paragraph of our disclosure titled B. Business Overview as follows:
“B.           Business Overview

World Ventures Inc. remains in the exploration stage. The Company is not presently engaged in extracting minerals from any of its properties and has not generated any revenues to date.  Our focus for the last four years has been on their principal resource properties; Lapon Canyon Property, located in Mineral County Nevada, near Reno Nevada, United States; Triton Property located in the McMurchy Township, Shining Tree Mining District, Ontario, Canada; and Crystal Springs Property, located in Central Saskatchewan, Canada.”

Engineering Comments

Resources Properties, page 14

3.
“Please disclose whether your properties have been physically examined in the field by a professional geologist or mining engineer.  If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.”

Response:

We have revised our disclosure throughout to note that each of our properties as to whether they have been examined in the field by a professional geologist or mining engineer.

4.	“Please disclose the following information for each of your properties:

•	The nature you company’s ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements.
•	The basis and duration of your mineral rights, surface rights, claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases or mining concessions.
•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished for other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.
•	The number of claims, and the area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.”

Response:

We have revised our disclosure throughout in response to your comment hereto.

5.
“Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future cost.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov.about.forms.industryguides.pdf”

Response:

We have revised our disclosure throughout in response to your comment hereto.

6.
“Please insert a small-scale map showing the location and access to each material property, as required by Instructions 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy t include automatic links at the appropriate locations within the document to GIF or JPEG files, which allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1 (a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc. in which it was located.

•	A title of the map of drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.”

Response:

We have revised our disclosure throughout to include a small-scale map to the location and access of each material property.

7.	“On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling etc. for each prospect.

•	If there is a phase program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.”

Response:

We have revised our disclosure throughout to expand disclosure related to our exploration plans for each property, if any.

8.
“Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.”

Response:

We have revised our disclosure to include a brief description of our mineral discoveries where necessary. Further, we note that all sampling at the Lapon Canyon Property was concluded under the supervision of J. H. Montomery, Ph,D., P. Eng. who conducted the sampling in accordance with NI 43-101 guidelines and is a qualified person. We have not yet conducted any sampling on either of our Crystal Spring Property or Triton Property to date.

In connection with the Company’s response to these comments, we confirm the following:

•	the Company is responsible for the adequacy and accuracy in its filings;
•	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filing on Form 20-F/A for the year ended October 31, 2007, please contact us.

Please direct copies of all responses and any additional comments to the following address and fax number:

Mr. Stewart A. Jackson
President and Chief Executive Officer
World Ventures Inc.
102 Piper Crescent
Nanaimo, BC V9R 3G3

Telephone:                                (250) 756-0291
Facsimile:                      (250) 756-0298

Sincerely,

/s/ Stewart Jackson
Stewart Jackson,
President and Chief Executive Officer

Enclosures